June 18, 2007
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Tracie Towner

Re:	Helix Energy Solutions Group, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2006 Filed March 1, 2007 File No. 1-32936
Dear Ms. Towner:
     In its letter dated May 15, 2007, the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided to Helix Energy Solutions Group, Inc. (“Registrant”) additional comments (the “Comments”) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”).
     Set forth below are the responses of the Registrant to such Comments after discussions with the Registrant’s independent registered public accountants and our independent petroleum engineers. The following numbered paragraphs repeat the comments for your convenience, followed by our responses to those comments.
Form 10-K for the Fiscal Year Ended December 31, 2006
General
1. We understand that you would prefer to limit compliance with our prior comments to future filings, beginning with your 2007 Form 10-K. Unfortunately, the absence of key information in the filing appears to require more immediate attention. We believe that you should include the disclosure revisions proposed in response to our prior comment letter, along with further revisions to address the comments in this letter, in an amendment to your 2006 Form 10-K.
Response: We acknowledge Comment 1 and will revise our 2006 Form 10-K and file an amendment as you requested. Please see pages 1, 5-6, 14-17, 26, 30, 40 and 92-93 of the amendment.

Securities and Exchange Commission
June 18, 2007

Risk Factors, page 18
Risk Relating to our Oil and Gas Operations, page 20
2. We have reviewed your response to comment two of our letter dated April 18, 2007. We believe you should amend your current filing to incorporate the proposed language.
Response: We acknowledge Comment 2 and will revise our 2006 Form 10-K to incorporate the proposed language and file an amendment as you requested. Please see pages 5 and 6 of the amendment.
Properties, page 25
3. We have read your response to comment four of letter dated April 18, 2007, in which you propose disclosing percentages of discounted future net revenues associated with various property interests. We had asked you to comply with Item 102 of Regulation S-K, which requires disclosure of production, reserves, nature of your interest, location and status of development for your principal fields, and included a specific reference to Instruction 3 of this guidance, which further states that if individual properties are of major significance, more detailed information shall be furnished and appropriate maps shall be used to disclose location data of significant properties. The percentages of discounted future net revenues are not a viable substitution, for disclosure in place of reserve or production information for principal properties. We reissue prior comment four.
Response: We acknowledge Comment 3 and will revise our 2006 Form 10-K to update and expand the disclosure regarding our significant properties. The 2006 Form 10-K will be revised to add disclosures related to production, reserves, nature of our interest, location and status of development for our principal fields. We will file an amendment to the 2006 Form 10-K as you requested. Please see pages 14 through 17 of the amendment.
Summary of Natural Gas and Oil Reserve Data, page 30
4. We have reviewed your response to prior comment five, regarding the role of the outside engineering firm in auditing your reserves. Other than your reference to “generally accepted petroleum engineering and evaluation principals” we believe you should amend the filing to include the proposed language. However, further clarification about the nature and scope of audit procedures applied will be necessary. For example, these may indicate the extent to which the engineering firm evaluated and tested the following:
•	accuracy and completeness of information and data furnished by you, including ownership interests in the properties, oil and gas production, historical costs of operation and development, product prices, and agreements impacting revenues and costs of current and future operations.

Securities and Exchange Commission
June 18, 2007

•	assumptions underlying decline curve analyses, as they relate to production and pressure,

•	well spacing, as it relates to reserves on un-drilled location, and evidence of communication or potential drainage to offsetting producing wells,

•	volumetric estimation, including cumulative and ultimate recovery factors, relative to the geology of the location, and similar reservoirs,
Your disclosure of this information should be correlated with your references to engineering audit or engineering review, and should replace your references to the SPE definition of “audit” and “generally accepted petroleum engineering and evaluation principals.” Please avoid using the terms audit and review interchangeably. Please contact us by telephone if you require further clarification.
Response: We acknowledge Comment 4 and will revise our 2006 Form 10-K to incorporate the proposed language, to further clarify the nature and scope of audit procedures applied and to make the other changes you requested. The 2006 Form 10-K will also be revised to enhance our disclosures relating to the methodology used in the determination of proved reserves and the scope of the engineering audit by our independent petroleum engineers (Huddleston & Co., Inc.). We will file an amendment to the 2006 Form 10-K as you requested. Please see page 14 through 15 of the amendment.
Reserve Report
5. We note that your proved undeveloped and proved non-producing reserves represent approximately 70% of your total proved reserves, and that the decline rate of your proved producing reserves is approximately 50% per year. Please expand your disclosures beginning on page 25 to include these details along with the other information required under Item 102 of Regulation S-K. Also include reference in your risk factor disclosure titled Reserve Replacement May Not Replace Depletion on page 21.
Response: We acknowledge Comment 5 and will revise our 2006 Form 10-K to amend the risk factor entitled “Reserve replacement may not offset depletion” and to expand our disclosure regarding depletion and to make the other changes you requested. Please see pages 6 and 16 of the amendment.
In connection with responding to the Comments of the Staff above, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
June 18, 2007

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff Comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 848-6555.

Very truly yours,
/s/ Michael Overman

Michael Overman, Deputy General Counsel

cc:	Karl Hiller (Branch Chief-Securities and Exchange Commission)
Jim Murphy (Petroleum Engineer — Securities and Exchange Commission)
A. Wade Pursell (Helix)
Lloyd Hajdik (Helix)
Robert Murphy (Helix)
Johnny Edwards (Helix)
Alisa Johnson (Helix)
Jane Trapp (Helix)